                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

         UNUMProvident Corporation (formerly Provident Companies, Inc.)
         --------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.10
                          ----------------------------
                         (Title of Class of Securities)

                                   743862 10 4
                                   -----------
                                 (CUSIP Number)

                                Steven D. Germain
                             Zurich Centre Group LLC
                            One Chase Manhattan Plaza
                            New York, New York 10005
                                 (212) 898-5350
                       -----------------------------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                               - with copies to -

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019

                                  June 30, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ZURICH INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a [X]
                                                                           b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

                           7.  SOLE VOTING POWER

                                   9,086,758 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           4,451,838 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                   None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,086,758  (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.78% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, HC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ZURICH AMERICAN INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a [X]
                                                                           b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

                           7.  SOLE VOTING POWER

                                   667,775 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           667,775 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                   None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          667,775 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.27% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CENTRE REINSURANCE LIMITED

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a [X]
                                                                           b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda

                           7.  SOLE VOTING POWER

                                   3,171,939 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           3,171,939 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                   None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,171,939 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.32% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ZURICH REINSURANCE (NORTH AMERICA), INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a [X]
                                                                           b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

                           7.  SOLE VOTING POWER

                                   166,943 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           166,943 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                   None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          166,943 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.06% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EMPIRE FIRE AND MARINE INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a [X]
                                                                           b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Nebraska

                           7.  SOLE VOTING POWER

                                   89,036 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           89,036 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                   None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          89,036 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.03% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, HC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          UNIVERSAL UNDERWRITERS INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a [X]
                                                                           b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Missouri

                           7.  SOLE VOTING POWER

                                   222,591 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           222,591 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                   None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          222,591 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.09% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, HC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          UNIVERSAL UNDERWRITERS LIFE INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a [X]
                                                                           b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Missouri

                           7.  SOLE VOTING POWER

                                   44,518 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           44,518 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                   None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          44,518 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.01% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FIDELITY AND DEPOSIT COMPANY OF MARYLAND

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a [X]
                                                                           b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

           WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Maryland

                           7.  SOLE VOTING POWER

                                   133,554 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           133,554 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                   None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          133,554 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.05% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, HC, CO

     This Amendment No. 5 to Schedule 13D relates to the Common Stock, par value $.10 per share (the "Common Stock"), of UNUMProvident Corporation (formerly Provident Companies, Inc.) ("UNUMProvident" or the "Company"). This Amendment No. 5 amends the information set forth in the initial statement on Schedule 13D, dated June 10, 1996, as amended by Amendment No. 1 thereto, dated April 8, 1997, Amendment No. 2 thereto, dated September 14, 1998, Amendment No. 3 thereto, dated January 12, 1999, and Amendment No. 4 thereto, dated January 21, 1999, filed by Zurich Insurance Company and the other Reporting Persons set forth therein (collectively, the "Initial Statement"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned thereto in the Initial Statement. The Initial Statement is amended as set forth herein.

Item 1.  Security and Issuer.
-------  --------------------

     Item 1 of the Initial Statement is hereby amended to read in its entirety as follows:

     This statement relates to the Common Stock, par value $.10 per share (the "Common Stock") of UNUMProvident, which has its principal executive office at 2211 Congress Street, Portland, Maine 04122. On June 30, 1999, Unum Corporation, a Delaware corporation, merged with and into Provident Companies, Inc. (the "Merger"). Prior to the effectiveness of the Merger, the Issuer's name was Provident Companies, Inc. and the par value of the Common Stock was $1.00 per share. Pursuant to the Merger, each share of common stock of Provident Companies, Inc. was converted into .730 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     Paragraph (e) of Item 5 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

     (e) Following the Merger, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

     Calculated based upon the 240,027,742 shares of Common Stock outstanding as reported in the Company's Form 10-Q for the quarter ended September 30, 1999, as filed with the Securities and Exchange Commission on November 15, 1999.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 1999                ZURICH INSURANCE COMPANY


                                        By: /s/ David A. Bowers
                                            ------------------------------
                                        Name:  David A. Bowers
                                        Title: Attorney-in-Fact



Dated: December 13, 1999                ZURICH AMERICAN INSURANCE COMPANY


                                        By: /s/ David A. Bowers
                                            ------------------------------
                                        Name:  David A. Bowers
                                        Title: Executive Vice-President



Dated: December 13, 1999                CENTRE REINSURANCE LIMITED


                                        By: /s/ Steven D. Germain
                                            ------------------------------
                                        Name:  Steven D. Germain
                                        Title: Attorney-in-Fact



Dated: December 13, 1999                ZURICH REINSURANCE (NORTH
                                        AMERICA), INC.


                                        By: /s/ Steven D. Germain
                                            ------------------------------
                                        Name:  Steven D. Germain
                                        Title: Attorney-in-Fact


Dated: December 13, 1999                EMPIRE FIRE AND MARINE INSURANCE
                                        COMPANY


                                        By: /s/ David A. Bowers
                                            ------------------------------
                                        Name:  David A. Bowers
                                        Title: Attorney-in-Fact

Dated: December 13, 1999                UNIVERSAL UNDERWRITERS INSURANCE
                                        COMPANY


                                        By: /s/ David A. Bowers
                                            ------------------------------
                                        Name:  David A. Bowers
                                        Title: Attorney-in-Fact


Dated: December 13, 1999                UNIVERSAL UNDERWRITERS LIFE
                                        INSURANCE COMPANY



                                        By: /s/ David A. Bowers
                                            ------------------------------
                                        Name:  David A. Bowers
                                        Title: Attorney-in-Fact


Dated: December 13, 1999                FIDELITY AND DEPOSIT COMPANY OF
                                        MARYLAND


                                        By: /s/ David A. Bowers
                                            ------------------------------
                                        Name:  David A. Bowers
                                        Title: Attorney-in-Fact

                                  EXHIBIT INDEX

                                                                     Sequential
                                                                     Page Number
                                                                     -----------

Exhibit 1. Common Stock Purchase Agreement, dated as of May 31,           *
1996, between Provident Companies, Inc. and Zurich Insurance
Company.

Exhibit 2. Relationship Agreement, dated as of May 31, 1996,              *
between Provident Companies, Inc. and Zurich Insurance Company.

Exhibit 3. Family Stockholder Agreement, dated as of May 31,              *
1996, among Zurich Insurance Company, the Maclellan Foundation,
Inc. and the stockholders listed in Schedule A thereto.

Exhibit 4. Registration Rights Agreement, dated as of May 31,             *
1996, between Zurich Insurance Company and Provident Companies,
Inc.

Exhibit 5. Amended and Restated Common Stock Purchase Agreement,          *
dated as of May 31, 1996, between Provident Companies, Inc. and
Zurich Insurance Company.

Exhibit 6. Amended and Restated Relationship Agreement, dated as          *
of May 31, 1996, between Provident Companies, Inc. and Zurich
Insurance Company.

Exhibit 7. Amended and Restated Family Stockholder Agreement,             *
dated as of May 31, 1996, among Zurich Insurance Company, the
Maclellan Foundation, Inc. and the stockholders listed in Schedule A thereto.


Exhibit 8. Amended and Restated Registration Rights Agreement,            *
dated as of May 31, 1996, between Zurich Insurance Company and
Provident Companies, Inc.

Exhibit 9. Stock Purchase Agreement, dated as of March 27, 1997,          *
between Centre Reinsurance Services (Bermuda) Limited and
Longfellow I, LLC.

Exhibit 10. Joint Filing Agreement, dated April 7, 1997, among            *
Zurich Insurance Company; Centre Reinsurance Limited; Zurich
Reinsurance Centre, Inc.; Empire Fire and Marine Insurance
Company; Universal Underwriters Insurance Company; Universal
Underwriters Life Insurance Company and Fidelity and Deposit
Company of Maryland.

Exhibit 11. Power of Attorney, dated April 7, 1997, granted by            *
Zurich Insurance Company in favor of Steven D. Germain.

Exhibit 12. Power of Attorney, dated April 7, 1997, granted by            *
Centre Reinsurance Limited in favor of Steven D. Germain.

Exhibit 13. Power of Attorney, dated April 7, 1997, granted by            *
Zurich Reinsurance Centre, Inc. in favor of Steven D. Germain.

Exhibit 14. Power of Attorney, dated April 7, 1997, granted by            *
Empire Fire and Marine Insurance Company in favor of David A.
Bowers.

Exhibit 15. Power of Attorney, dated April 7, 1997, granted by            *
Universal Underwriters Insurance Company in favor of David A.
Bowers.

Exhibit 16. Power of Attorney, dated April 7, 1997, granted by            *
Universal Underwriters Life Insurance Company in favor of David
A. Bowers.

Exhibit 17. Power of Attorney, dated April 7, 1997, granted by            *
Fidelity and Deposit Company of Maryland in favor of David A.
Bowers.

Exhibit 18. Stock Purchase Agreement, dated as of September 6,            *
1998, between Zurich Insurance Company, Centre Reinsurance
Limited, Zurich Reinsurance (North America), Inc., Empire Fire and Marine Insurance Company, Universal Underwriters Insurance
Company, Universal Underwriters Life Insurance Company, Fidelity and Deposit Company of Maryland and Nooga I, LLC.

Exhibit 19. Stock Purchase Agreement, dated as of January 7,              *
1999, among Zurich Insurance Company, Zurich American Insurance
Company, Centre Reinsurance Limited, Zurich Reinsurance (North
America), Inc., Empire Fire and Marine Insurance Company,
Universal Underwriters Insurance Company, Universal Underwriters
Life Insurance Company, Fidelity and Deposit Company of Maryland and Tiger, Puma, The Jaguar Fund N.V., Lion L.P., Ocelot Partners
L.P., and Ocelot (Cayman) Ltd.

----------------------------
  *Previously filed with the
   Initial Statement